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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16a OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the Month of August, 2002

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

1601 TRAPELO ROAD, SUITE 350
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X       Form 40-F
         -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  X
   ------        ----

On August 29, 2002, AltaRex Corp. (the "Company") mailed to its shareholders its Interim Report to Shareholders for the Three and Six Month Periods Ended June 30, 2002. The full text of the Interim Report to Shareholders for the Three and Six Month Periods Ended June 30, 2002 is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.

In addition, on August 29, 2002, the Company announced its financial results for the Second Quarter 2002. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.2 to this report on Form 6-K and is incorporated herein by reference.

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                                INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
99.1 Interim Report to Shareholders for the Three and Six Month Periods Ended June 30, 2002.

99.2 Press Release Regarding Financial Results for the Second Quarter 2002, dated August 29, 2002.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ALTAREX CORP.

                                           By: /s/ Richard E. Bagley
                                              -------------------------------

                                           Name: Richard E. Bagley

                                           Title: President and
                                                  Chief Executive Officer

                                           Date: August 29, 2002